U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

COMMISSION FILE NUMBER 000-51594

(CHECK  ONE):
[  ]  FORM  10-K  AND  FORM  10-KSB    [  ]  FORM  11-K
[  ]  FORM  20-F   [X]  FORM  10-Q  AND  FORM  10-QSB   [  ]  FORM  N-SAR

FOR  PERIOD  ENDED:      JUNE  30,  2007

[  ]  TRANSITION  REPORT  ON  FORM  10-K  AND  FORM  10-KSB
[  ]  TRANSITION  REPORT  ON  FORM  20-F
[  ]  TRANSITION  REPORT  ON  FORM  11-K
[  ]  TRANSITION  REPORT  ON  FORM  10-Q  AND  FORM  10-QSB
[  ]  TRANSITION  REPORT  ON  FORM  N-SAR

FOR  THE  TRANSITION  PERIOD  ENDED:

READ  ATTACHED  INSTRUCTION  SHEET  BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

NOTHING  IN  THIS  FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED  ANY  INFORMATION  CONTAINED  HEREIN.

IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE,IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:

PART I
REGISTRANT INFORMATION

FULL NAME OF REGISTRANT	GoldMountain Exploration Corporation

FORMER NAME IF APPLICABLE	Konigsberg Corporation

ADDRESS OF PRINCIPAL EXECUTIVE	30-70 East Beaver Creek Rd.
OFFICES (STREET AND NUMBER)

CITY, STATE AND ZIP CODE	Richmond Hill, Ontario, Canada L4B 3B2

PART II
RULE 12B-25(B) AND (C)

IF  THE  SUBJECT  REPORT  COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE  AND  THE  REGISTRANT  SEEKS  RELIEF  PURSUANT  TO  RULE 12B-25 (B), THE FOLLOWING EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25 (B), THE FOLLOWING SHOULD BE COMPLETED.  (CHECK APPROPRIATE BOX)

/X/	(A)	THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE;

/X/	(B)
THE    SUBJECT     ANNUAL    REPORT,   SEMI-ANNUAL   REPORT,TRANSITION  REPORT  ON FORM 10-K, 10-KSB, 20-F, 11-K OR FORM N-SAR,  OR  PORTION  THEREOF  WILL BE FILED ON OR BEFORE THE 15TH  CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT  QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q,10-QSB,  OR  PORTION  THEREOF WILL BE FILED ON OR BEFORE THE FIFTH  CALENDAR  DAY  FOLLOWING THE PRESCRIBED DUE DATE; AND

/ /	(C)	THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.

PART III
NARRATIVE

    STATE  BELOW IN REASONABLE DETAIL THE REASONS WHY FORMS 10-K, 10-KSB, 11-K. 20-F, 10-Q, 10-QSB, N-SAR, OR THE TRANSITION REPORT OR PORTION THEREOF COULD NOT BE  FILED  WITHIN  THE PRESCRIBED TIME PERIOD.  (ATTACH EXTRA SHEETS IF NEEDED.)

    THE REGISTRANT HAS EXPERIENCED DELAYS IN COMPLETING ITS FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2007, AS THE REGISTRANT'S AUDITOR HAS  NOT  HAD SUFFICIENT  TIME  TO  CONDUCT  SUCH REVIEW. AS A RESULT, THE REGISTRANT IS DELAYED IN FILING ITS FORM 10-QSB FOR THE QUARTER ENDED JUNE 30,  2007.

PART IV
OTHER INFORMATION

(1)       NAME AND  TELEPHONE  NUMBER  OF  PERSON  TO  CONTACT  IN  REGARD  TO  THIS NOTIFICATION

ADAM R. CEGIELSKI	(905)	882-7044
NAME)	(AREA CODE)	(TELEPHONE NUMBER)

(2)      HAVE ALL  OTHER  PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF  1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO,  IDENTIFY REPORT(S).

 [X]  YES  [  ]  NO

(3)     IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE  CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS  STATEMENTS  TO  BE  INCLUDED  IN  THE  SUBJECT  REPORT OR PORTION THEREOF?

  [  ]  YES  [X]  NO

    IF  SO,  ATTACH  AN  EXPLANATION  OF  THE  ANTICIPATED  CHANGE,  BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A  REASONABLE ESTIMATE  OF  THE  RESULTS  CANNOT  BE  MADE.

GoldMountain Exploration Corporation

(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

    HAS  CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO  DULY  AUTHORIZED.

DATE AUGUST 14, 2007	BY /S/ ADAM R. CEGIELSKI

ADAM R. CEGIELSKI, CHIEF EXECUTIVE OFFICER

INSTRUCTION:  THE  FORM  MAY BE SIGNED BY AN EXECUTIVE OFFICER OF THE REGISTRANT OR  BY  ANY  OTHER  DULY  AUTHORIZED  REPRESENTATIVE.  THE NAME AND TITLE OF THE PERSON SIGNING THE FORM SHALL BE TYPED OR PRINTED BENEATH THE SIGNATURE.  IF THE STATEMENT  IS SIGNED ON BEHALF OF THE REGISTRANT BY AN AUTHORIZED REPRESENTATIVE (OTHER THAN AN EXECUTIVE OFFICER), EVIDENCE OF THE REPRESENTATIVE'S AUTHORITY TO SIGN  ON  BEHALF  OF  THE  REGISTRANT  SHALL  BE  FILED  WITH  THE  FORM.

ATTENTION

    INTENTIONAL  MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS  (SEE  18  U.S.C.  1001).

GENERAL INSTRUCTIONS

1.	THIS FORM IS REQUIRED BY RULE 12B-25 OF THE GENERAL RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934.
2.
ONE SIGNED  ORIGINAL  AND FOUR CONFORMED COPIES OF THIS FORM AND AMENDMENTS THERETO  MUST  BE  COMPLETED  AND  FILED  WITH  THE SECURITIES AND EXCHANGE  COMMISSION,  WASHINGTON,  D.C.  20549,  IN  ACCORDANCE WITH RULE 0-3 OF THE GENERAL  RULES  AND REGULATIONS UNDER THE ACT. THE INFORMATION CONTAINED IN  OR  FILED  WITH  THE FORM WILL BE MADE A MATTER OF THE PUBLIC RECORD IN THE COMMISSION  FILES.

3.	A MANUALLY SIGNED COPY OF THE FORM AND AMENDMENTS THERETO SHALL BE FILED WITH EACH NATIONAL SECURITIES EXCHANGE ON WHICH ANY CLASS OF SECURITIES OF THE REGISTRANT IS REGISTERED.
4.	AMENDMENTS TO THE NOTIFICATION MUST ALSO BE FILED ON FORM 12B-25 BUT NEED NOT RESTATE INFORMATION THAT HAS BEEN CORRECTLY FURNISHED. THE FORM SHALL BE CLEARLY IDENTIFIED AS AN AMENDED NOTIFICATION.